

December 2, 2013

Via Facsimile
Mr. Robert Greenberg
Chief Executive Officer
Skechers U.S.A., Inc.
228 Manhattan Beach Blvd.
Manhattan Beach, CA 90266

      Re: Skechers U.S.A., Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed March 1, 2013
              Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012
              Filed July 31, 2013
              File No. 001-14429

Dear Mr. Greenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 35
Net Sales, page 35

1. In future filings, please clarify how you define comparable store sales as there is some variety across the industry. Please provide us with a draft of your proposed disclosure.

Income Taxes, page 37

2.   You disclose your tax rate for 2012 was lower than the expected domestic federal and
        state rate of approximately 40% primarily due to the tax benefits attributable to non-U.S.
        subsidiary earnings in lower tax rate jurisdictions.   To the extent material pre-tax income
        is attributed to a country or countries with a significantly low tax rate, we believe that
        fact should be disclosed in accordance with Item 303(a)(3)(i) of Regulation S-K. You
        should also discuss the relationship between domestic and foreign effective tax rates in
        greater detail. It appears that separately discussing foreign effective income tax rates
        may be material to an understanding of your business. Please provide us with a draft of
        the disclosures you intend to provide in future filings.

3.   If material, please disclose the balance of cash and short-term investments held by
        foreign subsidiaries, state that you would need to accrue and pay taxes if the foreign
        balances were repatriated and state whether you intend to repatriate any portion of the
        cash held by foreign subsidiaries. Please provide us with a draft of the disclosures you
        intend to provide in future filings.

4.   In future filings, please disclose the amounts of foreign pretax income and domestic
        pretax income or loss for each year and discuss the relationship between the two
        operations. Please provide us with a draft of your proposed disclosures.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 7

Notes to the Consolidated Financial Statements, page 15

Note 8 – Income Taxes, page 24

5. Please provide us with an allocation of annual foreign pretax income by country for 2010,
    2011 and 2012 and also provide us with the effective tax rates for each applicable country
    by year.

6. In future filings please expand your disclosure regarding the rate differential on foreign
    income to provide further insight into this amount given the significance of foreign
    income to total income (loss). For example, identify the material jurisdictions, the
    foreign tax rates, and any other information that provides further understanding of the
    facts and circumstances that drive these numbers for each year presented. Please provide
    us with a draft of your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining